April 16, 2010

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-13585

Dear Mr. Rosenberg:

This letter responds to your letter, dated April 2, 2010, regarding the above-referenced filing on Form 10-K. We have set forth your comment below, followed by our response.

Notes to Consolidated Financial Statements

Note 4. Debt and Equity Securities, page 84

Comment 2

It does not appear that all of the required disclosures for ASC Topic 320-10-50 were provided. Please address the following:

•

disclose and quantify, by major security type, the methodology and significant inputs used to measure the amount related to the credit loss. Examples of significant inputs include, but are not limited to, performance indicators of the underlying assets in the security (including default rates, delinquency rates, and percentage of nonperforming assets), loan to collateral value ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, and credit ratings.

•	disclose all of the following by major security type as of each date for which a statement of financial position is presented:

•	Amortized cost basis

•	Aggregate fair value

Mr. Jim B. Rosenberg

April 16, 2010

•	Total other-than-temporary impairment recognized in accumulated other comprehensive income

•	Total gains for securities with net gains in accumulated other comprehensive income

•	Total losses for securities with net losses in accumulated other comprehensive income

•	Information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented.

•	disclose a tabular rollforward of the amount related to credit losses recognized in earnings in accordance with paragraph 320-10-35-34D which shall include at a minimum, all of the following:

•

The beginning balance of the amount related to credit losses on debt securities held by the entity at the beginning of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income

•	Additions for the amount related to the credit loss for which an other-than-temporary impairment was not previously recognized.

•	Reductions for securities sold during the period (realized).

•

Reductions for securities for which the amount previously recognized in other comprehensive income was recognized in earnings because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis.

•

If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, additional increases to the amount related to the credit loss for which an other-than-temporary impairment was previously recognized.

•	Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security.

•

The ending balance of the amount related to credit losses on debt securities held by the entity at the end of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

Mr. Jim B. Rosenberg

April 16, 2010

Response 2

The Company proposes to amend its future Debt and Equity Securities footnote to the consolidated financial statements (beginning with the Quarterly Report on Form 10-Q for the period ended March 31, 2010), substantially as noted in Appendix I. The Company notes Appendix I is an excerpt of its future Debt and Equity Securities footnote to the consolidated financial statements that directly pertains to Comment 2 and is not intended to represent the Company’s entire disclosure for the investment portfolio. Further, Appendix I is materially consistent with the form and content of the Debt and Equity Securities footnote to the combined financial statements which was included in Amendment No. 2 to the Form 10 Registration Statement filed by First American Financial Corporation, a subsidiary of the Company, with the Securities and Exchange Commission on March 22, 2010.

The Company also notes the following items related to the tabular rollforward of the amount related to credit losses recognized in earnings which the Company included in its Form 10-K for the fiscal year ended December 31, 2009 and was commented on by the Commission:

•

The beginning balance was $0 as there was no cumulative effect adjustment recorded related to initially applying the newly issued accounting guidance. There was no cumulative effect adjustment recorded because there were no other-than-temporary impairment adjustments previously recognized on the debt securities held by the Company at January 1, 2009.

•	We did not sell any securities with credit losses recognized in earnings during 2009.

•

Related to securities with credit losses recognized in earnings, the Company did not intend to sell any such securities and concluded that it was not more likely than not that it would be required to sell the securities before recovery of their amortized cost basis.

•	None of the securities with credit losses recognized in earnings had increases in cash flows expected to be collected.

If you should have any questions or further comments with respect to the Form 10-K, please direct them to Jeff Robinson at (714) 250-3787. Facsimile transmissions may be sent to (714) 250-3325.

Sincerely,

/s/ Anthony S. Piszel
Anthony S. Piszel
Chief Financial Officer and Treasurer

cc:	Lisa Vanjoske

Sasha Parikh

Mr. Jim B. Rosenberg

April 16, 2010

Appendix I

The amortized cost and estimated fair value of investments in debt securities, all of which are classified as available-for-sale, are as follows:

	Amortized cost		Gross unrealized				Estimated fair value		Other-than- temporary impairments in AOCI
			gains		losses
	(in thousands)
March 31, 2010
U.S. Treasury bonds	$		$		$		$		$
Municipal bonds
Foreign bonds
Governmental agency bonds
Governmental agency mortgage-backed and asset-backed securities
Non-agency mortgage-backed and asset-backed securities (1)
Corporate debt securities

	$		$		$		$		$

December 31, 2009
U.S. Treasury bonds		$72,316		$1,834		$(297)		$73,853		$—
Municipal bonds		132,965		2,484		(493)		134,956		—
Foreign bonds		150,105		1,886		(83)		151,908		—
Governmental agency bonds		326,787		1,816		(1,829)		326,774		—
Governmental agency mortgage-backed and asset-backed securities		1,023,867		14,829		(6,083)		1,032,613		—
Non-agency mortgage-backed and asset-backed securities (1)		97,395		1,548		(37,519)		61,424		30,894
Corporate debt securities		86,911		1,204		(1,230)		86,885		—

		$1,890,346		$25,601		$(47,534)		$1,868,413		$30,894

(1)	At March 31, 2010, the [$ million] amortized cost is net of [$ million] in other-than-temporary impairments determined to be credit related which have been recognized in earnings for the three months ended March 31, 2010. At December 31, 2009, the $97.4 million amortized cost is net of $19.7 million in other-than-temporary impairments determined to be credit related which have been recognized in earnings for the year ended December 31, 2009. At March 31, 2010, the [$ million] gross unrealized losses include [$ million] of unrealized losses for securities determined to be other-than-temporarily impaired and [$ million] of unrealized losses for securities for which an other-than temporary impairment has not been recognized. At December 31, 2009, the $37.5 million gross unrealized losses include $16.7 million of unrealized losses for securities determined to be other-than-temporarily impaired and $20.8 million of unrealized losses for securities for which an other-than temporary impairment has not been recognized. The [$ million] and $30.9 million other-than-temporary impairments in accumulated other comprehensive income (“AOCI”) as of March 31, 2010 and December 31, 2009, respectively, represent the amount of other-than-temporary impairment losses recognized in AOCI which, from January 1, 2009, were not included in earnings due to the fact that the losses were not considered to be credit related. Other-than-temporary impairments were recognized in AOCI for non-agency mortgage-backed and asset-backed securities only.

Mr. Jim B. Rosenberg

April 16, 2010

The cost and estimated fair value of investments in equity securities, all of which are classified as available-for-sale, are as follows:

	Cost		Gross unrealized				Estimated fair value
			gains		losses
	(in thousands)
March 31, 2010
Preferred stocks	$		$		$		$
Common stocks

	$		$		$		$

December 31, 2009
Preferred stocks		$32,007		$1,523		$(2,179)		$31,351
Common stocks		43,589		24,228		(1)		67,816

		$75,596		$25,751		$(2,180)		$99,167

The Company had the following net unrealized gains (losses) as of March 31, 2010 and December 31, 2009:

	As of March 31, 2010	As of December 31, 2009
	(in thousands)
Debt securities for which an OTTI has been recognized	$	$(15,148)
Debt securities—all other		(6,785)
Equity securities		23,571

	$	$1,638

Sales of debt and equity securities resulted in realized gains of $XX million and $1.9 million and realized losses of $XX million and $1.0 million for the three months ended March 31, 2010 and 2009, respectively.

Mr. Jim B. Rosenberg

April 16, 2010

The Company had the following gross unrealized losses as of March 31, 2010 and December 31, 2009:

	12 months or less				12 months or longer				Total
	Estimated fair value		Unrealized losses		Estimated fair value		Unrealized losses		Estimated fair value		Unrealized losses
	(in thousands)
March 31, 2010
Debt securities
U.S. Treasury bonds	$		$		$		$		$		$
Municipal bonds
Foreign bonds
Governmental agency bonds
Governmental agency mortgage-backed and asset-backed securities
Non-agency mortgage-backed and asset-backed securities
Corporate debt securities

Total debt securities
Equity securities

Total	$		$		$		$		$		$

December 31, 2009
Debt securities
U.S. Treasury bonds		$44,382		$(297)		$—		$—		$44,382		$(297)
Municipal bonds		42,428		(448)		25,067		(45)		67,495		(493)
Foreign bonds		28,541		(82)		1,091		(1)		29,632		(83)
Governmental agency bonds		185,351		(1,817)		4,138		(12)		189,489		(1,829)
Governmental agency mortgage-backed and asset-backed securities		268,778		(3,051)		319,375		(3,032)		588,153		(6,083)
Non-agency mortgage-backed and asset-backed securities		1,767		(176)		56,955		(37,343)		58,722		(37,519)
Corporate debt securities		49,970		(443)		23,500		(787)		73,470		(1,230)

Total debt securities		621,217		(6,314)		430,126		(41,220)		1,051,343		(47,534)
Equity securities		1,523		(1,380)		7,776		(800)		9,299		(2,180)

Total		$622,740		$(7,694)		$437,902		$(42,020)		$1,060,642		$(49,714)

Mr. Jim B. Rosenberg

April 16, 2010

Substantially all securities in the Company’s non-agency mortgage-backed and asset-backed portfolio are senior tranches and were investment grade at the time of purchase, however many have been downgraded below investment grade since purchase. The table below summarizes the composition of the Company’s non-agency mortgage-backed and asset-backed securities by collateral type, year of issuance and current credit ratings. Percentages are based on the amortized cost basis of the securities and credit ratings are based on S&P and Moody’s published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected. All amounts are as of March 31, 2010.

(in thousands, except percentages and number of securities)	Number of Securities	Amortized Cost	Estimated Fair Value	A-Ratings or Higher	BBB+ to BBB- Ratings	Non- Investment Grade
Non-agency mortgage-backed securities:
Prime single family residential:
2007		$	$	%	%	%
2006				%	%	%
2005				%	%	%
2003				%	%	%
Alt-A single family residential:
2007				%	%	%
Non-agency asset-backed securities				%	%	%

		$	$	%	%	%

As of March 31, 2010, [            ] non-agency mortgage-backed and asset-backed securities with an amortized cost of [$         million] and an estimated fair value of [$         million] were on negative credit watch by S&P or Moody’s.

Mr. Jim B. Rosenberg

April 16, 2010

The amortized cost and estimated fair value of debt securities at March 31, 2010, by contractual maturities, are as follows:

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
(in thousands)
U.S. Treasury bonds
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$
Municipal bonds
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$
Foreign bonds
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$
Governmental agency bonds
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$
Corporate debt securities
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$

Total debt securities excluding mortgage-backed and asset-backed securities
Amortized cost	$	$	$	$	$
Estimated fair value	$	$	$	$	$

Total mortgage-backed and asset-backed securities
Amortized cost					$
Estimated fair value					$
Total debt securities
Amortized cost					$
Estimated fair value					$

Other-than-temporary impairment—debt securities

Dislocations in the capital and credit markets continue to result in volatility and disruption in the financial markets. These and other factors including the decline in liquidity of credit markets, failures of significant financial institutions, declines in real estate values, uncertainty regarding the timing and effectiveness of governmental solutions, and a general slowdown in economic activity have contributed to decreases in the fair value of the Company’s investment portfolio as of March 31, 2010. As of March 31, 2010, gross unrealized losses on non-agency mortgage-backed and asset-backed securities for which an other-than-temporary impairment has not been recognized were [$         million] (which represents [        ] securities), of which [$         million] related to [        ] securities that have been in an unrealized loss position for longer than 12 months. The Company determines if a non-agency mortgage-backed and asset-backed security in a loss position is other-than-temporarily impaired by comparing the present value of the cash flows expected to be collected from the security to its amortized cost basis. If the present value of the cash flows expected to be collected exceed the amortized cost of the security, the Company concludes that the security is not other-than-temporarily impaired. The Company performs this analysis on all non-agency mortgage-backed and asset-backed securities in its portfolio that are in an unrealized loss position. The methodology and key assumptions used in estimating the present value of cash flows expected to be collected are described

Mr. Jim B. Rosenberg

April 16, 2010

below. For the securities that were determined not to be other-than-temporarily impaired at March 31, 2010, the present value of the cash flows expected to be collected exceeded the amortized cost of each security.

In the first quarter of 2009, the Company adopted newly issued accounting guidance that established a new method of recognizing and measuring other-than-temporary impairment of debt securities. The Company assesses the unrealized losses in its debt security portfolio under this guidance, primarily the non-agency mortgage-backed and asset-backed securities. If the Company intends to sell a debt security in an unrealized loss position or determines that it is more likely than not that the Company will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of March 31, 2010, the Company does not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell debt securities before recovery of their amortized cost basis.

If the Company does not expect to recover the amortized cost basis of a debt security with declines in fair value (even if the Company does not intend to sell the debt security and it is not more likely than not that the Company will be required to sell the debt security before the recovery of its remaining amortized cost basis), the losses the Company considers to be the credit portion of the other-than-temporary impairment loss (“credit loss”) is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security. Specifically, the cash flows expected to be collected for each non-agency mortgage-backed and asset-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). The Company uses third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, the Company considers the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. The Company utilizes publicly available information related to specific assets, generally available market data such as forward interest rate curves and the Company’s securities, loans and property data and market analytics tools.

The table below summarizes the primary assumptions used at March 31, 2010 in estimating the cash flows expected to be collected for these securities.

	Weighted average	Range
Prepayment speeds	%	% – %
Default rates	%	% – %
Loss severity	%	% – %

As a result of the Company’s security-level review, it recognized total other-than-temporary impairments of [$         million] on its non-agency mortgage-backed and asset-backed securities for the three months ended March 31, 2010. [$         million] of other-than-temporary impairment losses were considered to be credit related and were recognized in earnings and [$         million] of other-than-temporary impairment losses were considered to be related to factors other than credit and were therefore recognized in other comprehensive income for the three months ended March 31, 2010. The [$         million] recorded in other comprehensive income should not be recorded in earnings,

Mr. Jim B. Rosenberg

April 16, 2010

because the losses were not considered to be credit related based on the Company’s other-than-temporary impairment analysis as discussed above.

It is possible that the Company could recognize additional other-than-temporary impairment losses on some securities it owns at March 31, 2010 if future events or information cause it to determine that a decline in value is other-than-temporary.

The following table presents the change in the credit portion of the other-than-temporary impairments recognized in earnings on debt securities for which a portion of the other-than-temporary impairments related to other factors was recognized in other comprehensive income (loss) for the three months ended March 31, 2010.

	(in thousands)
Credit loss on debt securities held as of January 1, 2010		$19,745
Addition for credit loss for which an other-than-temporary impairment was previously recognized
Addition for credit loss for which an other-than-temporary impairment was not previously recognized

Credit loss on debt securities held as of March 31, 2010	$

The following table presents the change in the credit portion of the other-than-temporary impairments recognized in earnings on debt securities for which a portion of the other-than-temporary impairments related to other factors was recognized in other comprehensive income (loss) for the three months ended March 31, 2009.

(in thousands)
Credit loss on debt securities held as of January 1, 2009	$—
Addition for credit loss for which an other-than-temporary impairment was previously recognized	2,422

Credit loss on debt securities held as of March 31, 2009	$2,422

Credit loss on debt securities held as of January 1, 2009 was $0.0 as there was no cumulative effect adjustment recorded related to initially applying the newly issued accounting guidance that establishes a new method of recognizing and measuring other-than-temporary impairments of debt securities. There was no cumulative effect adjustment recorded because there were no other-than-temporary impairment adjustments previously recognized on the debt securities held by the Company at January 1, 2009.